ENERGY FUELS INC.
Management’s Discussion and Analysis
Three Months Ended March 31, 2015
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Energy Fuels Inc. and its subsidiary companies (collectively, “Energy Fuels” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of May 11, 2015 and should be read in conjunction with the Company’s condensed consolidated interim financial statements and related notes for the three months ended March 31, 2015 and the Company’s consolidated annual financial statements for the year ended December 31, 2014.

This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. All financial information in this discussion and analysis is presented in United States dollars, unless otherwise stated.

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, technical reports, Annual Information Form (“AIF”) and its Annual Report on Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com (“SEDAR”) and in the United States at www.sec.gov/edgar.shtml (“EDGAR”), and on the Company’s website at www.energyfuels.com.

In this discussion, the terms “Company”, “we”, “us”, and “our” refer to Energy Fuels and, as applicable, the Company’s wholly-owned subsidiaries: Energy Fuels Holdings Corp. (previously known as Denison Mines Holdings Corp.) (“EFHC””), Magnum Uranium Corp. (“Magnum”), Titan Uranium Inc. (“Titan”), Strathmore Minerals Corp. (“Strathmore”), and their respective subsidiaries.

2015 HIGHLIGHTS TO DATE

•

On January 5, 2015, Energy Fuels announced the execution of a definitive agreement (“DA”) pursuant to which it is proposed that the Company would acquire all of the issued and outstanding shares of common stock of Uranerz Energy Corporation (“Uranerz”). Under the terms of the DA, shareholders of Uranerz will receive 0.255 common shares of Energy Fuels for each share of Uranerz common stock held subject to shareholder and regulatory approval. At the current time, the Company expects the acquisition of Uranerz to be completed during the 3rd quarter of 2015, if all conditions, including shareholder and regulatory approvals, are satisfied. See “Acquisition of Uranerz”.

•

On February 6, 2015, the Company announced that it is preparing to resume development at its high-grade Canyon mine in Arizona. The Company expects to transition mining personnel from the currently-producing Pinenut mine to the Canyon mine during Q2-2015, at which point the Company expects the economic resources at the Pinenut mine to be depleted. According to the Arizona Strip Technical Report, prepared in accordance with NI 43-101 and dated June 27, 2012, the Canyon deposit is estimated to have approximately 83,000 tons of Inferred Mineral Resources containing approximately 1.63 million pounds of uranium having an average grade of 0.98% eU3O8.

•

On February 17, 2015, the Company acquired a 50% interest in the high-grade Wate uranium deposit (the “Wate Project”) from VANE Minerals (US) LLC (“VANE”). The Wate Project is held in the Wate Mining Company, LLC joint venture (“LLC”). The other 50% of the LLC is held by Uranium One Americas, Inc. As consideration for the 50% interest in the LLC, the Company paid VANE $0.25 million cash at closing, along with a $0.50 million non-interest-bearing promissory note, payable in two equal installments of $0.25 million each on the 1st and 2nd anniversaries of the note, and a 2% production royalty on the 50% LLC interest being acquired. The royalty can be purchased by Energy Fuels upon payment to VANE of an additional $0.75 million. In addition, upon satisfaction of certain permitting milestones and other conditions, the amounts due under the note will be accelerated, and the Company will pay to VANE an additional $0.25 million cash. If Energy Fuels elects not to make the payments under the note, it will be required to transfer the LLC interest back to VANE.

Strategy

Energy Fuels intends to continue to strengthen its position as the leading uranium mining company focused on the United States. The Company expects to accomplish this through:

1)	Pursuing the completion of the Company’s acquisition of Uranerz.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three Months Ended March 31, 2015
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

2)	Continuing the current Mill campaign to process alternate feed materials into mid-2015.
3)

Continuing mining at the Pinenut Mine until the economic resources are depleted, which is expected to occur in mid-2015. Pinenut ore is being shipped to the White Mesa Mill and is expected to be processed in 2016.

4)	Continuing development of the Canyon Mine.
5)

After mid-2015, continuing activities at the White Mesa Mill (except for mineral processing), and maintaining the facility in a state of readiness for the purpose of restarting mineral processing operations in 2016, or earlier as market conditions, cash needs and/or contract delivery requirements may warrant.

6)	Maintaining “standby” mines in a state of readiness for the purpose of restarting ore production as market conditions may warrant.
7)	Continuing ongoing business development activities, including permitting and development of existing projects.
8)	Evaluating the potential to acquire additional uranium properties in the United States.

In response to current market uncertainty, the Company expects to continue cash conservation efforts until additional sustained improvement in uranium market conditions is observed. In addition, the Company is continuing to manage its operations and assets conservatively, maintaining its substantial uranium resource base, and scheduling uranium production at the White Mesa Mill as market conditions, cash needs and/or contract delivery requirements may warrant.

Production and Operations

The White Mesa Mill has historically operated on a campaign basis, whereby mineral processing occurs as mill feed, cash needs, contract requirements, and/or market conditions may warrant. At March 31, 2015, the Company had 816,408 pounds of finished goods inventory available for delivery into its contracts or for spot sales.

The Company expects the current mineral processing campaign at the White Mesa Mill to conclude in the first half of 2015, resulting in the production of approximately 250,000 pounds of finished goods of which 140,000 pounds were produced in the three months ended March 31, 2015. Once the current campaign concludes at the White Mesa Mill, the Company expects to continue to receive and stockpile ore from the Pinenut mine and alternate feed materials. In addition, the Company expects to continue making U3O8 deliveries, as required by the Company’s existing long-term contracts. At this time, the Company does not expect to schedule a mineral processing campaign during the remainder of FY-2015, though the Company is maintaining the flexibility to resume processing stockpiled or other materials at the White Mesa Mill should market conditions or cash needs warrant.

The Company plans to continue mining at the Pinenut mine until the economic resources are depleted, which is now estimated to occur in the second quarter of 2015. The ore mined at the Pinenut mine is being shipped to the White Mesa Mill and stockpiled for processing in a planned 2016 campaign.

The Company has three existing long-term contracts, which require future deliveries of 683,333 pounds during the remainder of FY-2015, 450,000 pounds in FY-2016 and 420,000 pounds in FY-2017. Of these amounts, a total of 653,333 pounds is required to be produced by the Company, while Energy Fuels has the option to fulfill the remaining 900,000 pounds from production and/or purchase. For the 683,333 pounds of the remaining FY-2015 deliveries, the Company anticipates utilizing 383,333 pounds of produced material on hand and has contracted for the purchase of 300,000 pounds of U3O8. For the FY-2016 and FY-2017 contractual deliveries, the Company plans to utilize 500,000 pounds of finished goods inventory expected to be on hand at the end of FY-2015 and to produce a minimum of 370,000 pounds of U3O8 in future mill campaigns at the White Mesa Mill, from ore mined from the Pinenut mine and the expected receipt of alternate feed materials, both as discussed above. While the Company expects to produce the 370,000 pounds required, the Company may elect to purchase all or a portion of this material in the spot market. This flexibility will allow the Company to monitor market conditions to determine the most favorable and economic approach to fulfilling these remaining deliveries.

The Company also plans to continue to maintain, and update as necessary, all permits on its other existing mines. These mines will remain on standby until market conditions improve or the material can be sold into long-term contracts at pricing that supports production. As previously announced, expenditures for permitting activities for new mines have been adjusted to coincide with expected dates of production based on price forecasts. The Company plans to spend $1.10 million on permitting in FY-2015. The Company is continuing to monitor corporate and field overhead to coincide with these lower levels of activity.

Sales

The Company forecasts FY-2015 sales to total approximately 800,000 pounds of U3O8, of which 116,666 pounds were sold in the first quarter. All 800,000 pounds have been, or will be, sold into its three existing long-term contracts discussed above. Energy Fuels expects to receive an average realized price of $57.45 per pound of U3O8 sold during FY-2015 across all of its contracts. The average expected realized price per pound is not subject to any decrease resulting from declines in future U3O8 spot and/or term prices due to the minimum floor prices now in effect in each of the Company’s contracts. While the Company does not expect to make any sales into the spot market during FY-2015, it will continue to monitor market conditions for sales opportunities if economically justified and/or to generate cash for operations and development.

Contracted deliveries under one of the Company’s three existing long-term contracts will conclude after the 2015 deliveries are completed in the 3rd quarter of 2015. The Company has the ability under the contract to negotiate further deliveries for 2017 – 2020 if suitable quantities and pricing can be agreed. The Company also continues to pursue new sources of revenue, including new uranium sales contracts and expansion of its alternate feed business.

Effect on production and sales if the Uranerz Acquisition is completed

In the event the proposed acquisition of Uranerz is completed, the Company may invest funds in well field development for Uranerz through the end of FY-2016 depending on actual and expected market conditions. In order to finance this investment, the Company may engage in additional mining and milling activities to produce finished product in excess of the amounts required for its contracts and to sell such production into the spot market and/or raise additional equity capital.

ACQUISITION OF URANERZ

Merger Agreement

On January 4, 2015, as amended on May 8, 2015, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Uranerz Energy Corporation (“Uranerz”), a Nevada corporation, and EFR Nevada Corp., a Nevada corporation and wholly owned subsidiary of the Company (“Merger Sub”). The Merger Agreement provides for the acquisition of Uranerz by the Company through a transaction whereby Merger Sub will merge with and into Uranerz (the “Merger”), and as a result, Uranerz will continue as the surviving operating corporation and as a wholly-owned subsidiary of the Company.

Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of common stock of Uranzerz will be canceled, extinguished, and automatically converted into the right to receive 0.255 common shares of the Company (the “Exchange Ratio”). Based on the shares of Uranerz outstanding as of January 4, 2015, the Company expects to issue 24,453,303 shares. At the current time, the Company expects the acquisition of Uranerz to be completed during the 3rd quarter of 2015, if all conditions, including shareholder and regulatory approvals, are satisfied.

The completion of the Merger will be subject to the approval of at least a majority of the holders of the outstanding common shares of the Company voted at a special meeting of the shareholders of the Company to be called later this year to consider the Merger, as well as the approval of at least a majority of the holders of the outstanding common shares of Uranerz and at least a majority of the votes cast by Uranerz’s shareholders, excluding directors and officers of Uranerz, at a special meeting to be called later this year to consider the Merger.

The Merger Agreement provides that, upon consummation of the Merger, the Company shall cause two nominees of Uranerz to be appointed to the board of directors of the Company.

In addition to the approval of the shareholders of each of the Company and Uranerz, as described above, the completion of the Merger will be subject to the satisfaction of other customary closing conditions, including, among others:

•	The declaration by the SEC of the effectiveness of the Registration Statement on Form F-4 filed by the Company with the SEC in connection with the Merger,

•

The common shares of the Company to be issued in connection with the Merger, and to be issued upon exercise of the assumed Uranerz options and Uranerz warrants, will have been approved (or conditionally approved, as applicable) for listing on the NYSE MKT and the Toronto Stock Exchange, and

•	The receipt of all regulatory approvals necessary for completion of the Merger.

Each of the Company and Uranerz has agreed to customary and generally reciprocal representations, warranties and covenants in the Merger Agreement. Among these covenants, both the Company and Uranerz have agreed to conduct their respective businesses in the ordinary course during the period between the execution of the Merger Agreement and the closing of the Merger.

The Merger Agreement contains customary deal support provisions, including a reciprocal break fee of $5.00 million payable if the Merger is not completed under certain circumstances. In addition, the Merger Agreement includes customary and reciprocal non-solicitation covenants, as well as a reciprocal right to match any superior proposal that may arise.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which has been filed with the SEC and can be found at www.sec.gov and with the Canadian Securities Administrators on SEDAR and can be found at www.sedar.com.

Support Agreements

Concurrent with the execution of the Merger Agreement:

•

The Company entered into support agreements with directors and certain officers of Uranerz, pursuant to which each securityholder agreed, upon the terms and subject to the conditions set forth therein, (a) to vote their Uranerz common shares in favor of the Merger, and (b) to not sell or otherwise transfer their shares pending completion of the Merger. The securityholders of Uranerz entering into the voting agreements collectively hold approximately 4.0% of the outstanding shares of Uranerz.

•

Uranerz entered into support agreements with the directors and certain officers of the Company, pursuant to which each securityholder agreed upon the terms and subject to the conditions set forth therein, (a) to vote their shares of the Company for the Merger, and (b) to not sell or otherwise transfer their shares pending completion of the Merger. The shareholders of the Company entering into voting agreements collectively hold approximately 0.4% of the outstanding shares of the Company.

Additional Important Information for Investors and Stockholders Related to the Merger

On January 5, 2015, the Company announced a transaction whereby it would acquire all of the issued and outstanding shares of Uranerz. This MD&A is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Uranerz or a solicitation of any proxy, vote or approval. Energy Fuels has filed with the SEC a registration statement on Form F-4 that includes a proxy statement of Uranerz that also constitutes a prospectus of Energy Fuels. Energy Fuels and Uranerz also have and plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed transaction.

INVESTORS AND STOCKHOLDERS OF URANERZ ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Anyone may obtain free copies of these documents when available free of charge under Energy Fuels’ profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov, or by accessing Energy Fuels’ website at www.energyfuels.com under the heading “Investors” and from Energy Fuels directly by contacting Curtis Moore, Investor Relations: (303) 974-2140. Documents will also be available free of charge under Uranerz’ profile on EDGAR at www.sec.gov or on SEDAR at www.sedar.com, or by accessing Uranerz’ website at www.uranerz.com under the heading “Investors” and from Uranerz directly by contacting Derek Iwanaka, Investor Relations: (800) 689-1659. Energy Fuels, Uranerz, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Uranerz in connection with the proposed transaction. Information about the directors and executive officers of Uranerz is set forth in its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on May 6, 2015 and in Uranerz Annual Report on Form 10-K which was filed with the SEC on March 16, 2015. Information about the directors and executive officers of the Company can be found in the Company’s annual information form dated March 18, 2015 and in the Company’s 2015 management information circular dated May 6, 2015, which is available at www.sedar.com and www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

SUMMARY OF QUARTERLY RESULTS

Results for the eight most recent quarters ending with the quarter ended March 31, 2015 are:

	Mar 31	Dec 31	Sept 30	June 30
	2015	2014(2)	2014	2014(1)
$000, except per share data	$	$	$	$
Total revenues	7,600	203	21,164	13,525
Net Income (loss)	(2,361)	(10,017)	3,076	(30,328)
Basic & diluted net income (loss) per share	(0.12)	(0.51)	0.16	(1.54)

	Mar 31	Dec 31	Sept 30	June 30
	2014	2013	2013(3)	2013
$000, except per share data	$	$	$	$
Total revenues	11,361	776	24,504	4,954
Net Income (loss)	(6,342)	(3,375)	(70,472)	(5,532)
Basic & diluted net income (loss) per share	(0.32)	(0.18)	(4.30)	(0.39)

(1)	Includes an impairment loss of $30.78 million.
(2)	Includes an impairment loss of $5.08 million.
(3)	Includes an impairment loss of $60.26 million.

RESULTS OF OPERATIONS – Q1-2015 compared to Q1-2014

General

For the three months ended March 31, 2015 the Company recorded a net loss of $2.36 million or $0.12 per share compared with a net loss of $6.34 million or $0.32 per share for the three months ended March 31, 2014.

Revenues

The Company’s revenues from uranium are largely based on delivery schedules under long-term contracts, which can vary from quarter to quarter.

Revenues for the three months ended March 31, 2015 totaled $7.60 million, of which $7.00 million were sales of 116,667 pounds of uranium concentrates, all of which were pursuant to term contracts at an average price of $59.95 per pound. Revenues for the three months ended March 31, 2014 totaled $11.36 million, of which $11.22 million were sales of uranium concentrates which included the sale of 191,667 pounds of U3O8 pursuant to term contracts at an average price of $58.53 per pound.

Operating Expenses

Production and Cost of Sales

For the three months ended March 31, 2015, the Company’s uranium production totaled 197,116 pounds of U3O8, of which 113,881 pounds were from alternate feed materials and other processing and 25,162 pounds were from the Company’s Arizona mines. 58,073 pounds of U3O8 were processed under a tolling arrangement for the account of a third party. For the three months ended March 31, 2014, the Company’s uranium production totaled 125,956 pounds of U3O8, all of which were from alternate feed materials.

Cost of goods sold for the three months ended March 31, 2015 totaled $3.95 million, which consisted of $3.64 million of mining and milling production costs and costs and $0.31 million of depreciation, depletion and amortization. Cost of goods sold for the three months ended March 31, 2014 totaled $8.57 million, which consisted of $7.48 million of mining and milling production costs and $1.10 million of depreciation, depletion and amortization. The decrease in cost of goods sold is due to a lower sales volume in Q1-2015 vs Q1-2014.

Selling, General and Administrative

Selling, general and administrative expense includes costs associated with marketing uranium, the corporate general and administrative costs, and the non-cash costs of amortization of above-market sales contract value associated with the acquisition of Denison’s US Mining Division in June 2012. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services, stock-based compensation expense and other overhead expenditures. Selling, general and administrative expenses totaled $3.32 million for the three months ended March 31, 2015 compared to $4.94 million for the three months ended March 31, 2014. These decreases are due to decreasing intangible asset amortization and lower share-based compensation in Q1-2015.

Amortization of the intangible asset recorded for the U3O8 sales contract values in excess of spot price at the June 29, 2012 acquisition date of Denison’s US Mining Division totaled $0.55 million for the three months ended March 31, 2015 compared with $1.13 million for the three months ended March 31, 2014. The amount for each period is directly related to the revenue from uranium concentrate volumes sold each period (discussed above), as all the revenues earned for the periods are from the contracts acquired.

Selling expenses totaled $0.07 million for the three months ended March 31, 2015 compared to $0.08 million for the three months ended March 31, 2014.

General and administrative expenses totaled $2.75 million for the three months ended March 31, 2015 compared to $3.73 million for the three months ended March 31, 2014. The decrease of $0.98 million is mainly attributable to a reduction in share-based payment in Q1-2015 vs Q1-2014.

Care and Maintenance Expenses

The Company’s Beaver, Pandora and Daneros mines were placed on standby in the last quarter of calendar year 2012, as a result of market conditions. In November 2013 the Company placed shaft sinking operations on its Canyon mine on standby, and in February 2014 the Company placed its Arizona 1 mine on standby. Costs related to the care and maintenance of these and other standby mines are generally decreasing due to the Company’s increased cost efficiencies, which are achieved once the mines are placed on standby. Care and maintenance expenses totaled $2.86 million for the three months ended March 31, 2015. The increase in Care and maintenance expenses for Q1-2015 was due to costs associated with maintaining operational readiness at the White Mesa Mill of $1.06 million, a non-cash charge of $0.66 million for a change in decommissioning liabilities at the White Mesa Mill, combined with $1.14 million at the Company’s other standby mines. Care and maintenance expenses totaled $0.64 million for the three months ended March 31, 2014.

Other Income and Expenses

Finance income was $0.26 million for the three months ended March 31, 2015, and consists primarily of interest expense of $0.38 million and accretion expense related to the decommissioning liability of $0.09 million offset by an increase in the mark-to-market values of the Company’s Debentures totaling $0.71 million.

Finance expense was $3.40 million for the three months ended March 31, 2014, and consists of a change in the mark-to-market values of the Company’s convertible debentures (the “Debentures”) totaling $3.09 million, interest expense of $0.43 million and accretion expense related to the decommissioning liability of $0.10 million, partially offset by interest income of $0.02 million, and change in value of marketable securities of $0.20 million.

USE OF PROCEEDS FROM PUBLIC OFFERING

The following table outlines the proposed use of funds for direct project categories (excluding general working capital) from the net proceeds received from the October 15, 2013 public offering as compared to the actual expenses incurred to March 31, 2015.

	Estimated
Use of Financing Net Proceeds (000's)	Allocation of Net	Actual Costs Incurred
(excluding General Working Capital)	Proceeds	to March 31, 2015

Continued exploration and development of the Company's Roca Honda, Sheep Mountain, Gas Hills, Juniper Ridge and Canyon Mine mineral properties	$2,500	$2,500
Identification and evaluation of future potential mineral property acquisitions	750	750
	$3,250	$3,250

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2015, the Company had working capital of $35.20 million including $6.54 million in cash and 816,408 pounds of finished goods inventory. Our contractual deliveries and related sales are based on delivery schedules which can vary from quarter to quarter. As discussed above, the Company expects to sell an additional 683,333 pounds of finished goods during the remainder of the year under existing contracts which will generate significant cash for our operational needs. The Company believes it has sufficient cash and resources to carry out its business plan beyond calendar year 2015.

Effect on Liquidity and Capital Resources Related to the Proposed Acquisition of Uranerz

Upon closing of the acquisition, the Company may invest up to $15.0 million to fund the development and operations of Uranerz through the end of FY-2016. In order to finance this investment the Company may engage in additional mining and milling activities to produce finished product in excess of the amounts required for its contracts and sell such production into the spot market and/or raise additional equity capital.

Cash and Financial Condition

Cash and cash equivalents were $6.54 million at March 31, 2015, compared to $10.41 million at December 31, 2014. The decrease of $3.87 million was due primarily to cash used in investing activities of $1.15 and cash used in operations of $2.60 million, financing activities of $0.02 million and loss on foreign exchange on cash held of $0.10 million.

Net cash used by investing activities was $1.15 million, which was primarily related to expenditures for property, plant and equipment of $0.39 million and exploration, evaluation, permitting and development activities of $0.71 million.

Net cash used in financing activities was the repayment of borrowings in the amount of $0.02 million.

Net cash used in operating activities of $2.66 million is comprised of the net loss of $2.36 million for the period adjusted for non-cash items and for changes in working capital items. Significant items not involving cash were $0.88 million of depreciation and amortization of property, plant and equipment and intangible assets and a $2.07 million adjustment to the decommissioning liability at the Company’s White Mesa Mill and other mining properties.

Contractual Obligations

The Company enters into commitments with federal and state agencies and private individuals to lease mineral rights. These leases are renewable annually, and lease payments are expected to total $1.47 million for the year ended December 31, 2015.

The Company will continue to prudently evaluate its contractual obligations with respect to mineral properties as well as other associated commitments with an eye towards deferring those expenses which do not meet certain criteria. In addition, since the majority of the exploration commitments are optional, the Company could choose to mitigate or eliminate the obligation by opting out of the lease or claim.

Contingencies

Legal matters

In November, 2012, the Company was served with a Plaintiff’s Original Petition and Jury Demand in the District Court of Harris County, Texas, claiming unspecified damages from the disease and injuries resulting from mesothelioma from exposure to asbestos, which the Plaintiff claims was contributed to by being exposed to asbestos products and dust while working at the White Mesa Mill. The Company does not consider this claim to have any merit, and therefore does not believe it will materially affect the Company’s financial position, results of operations or cash flows. In January, 2013, the Company filed a Special Appearance challenging jurisdiction and certain other procedural matters relating to this claim.

In January, 2013, the Ute Mountain Ute tribe filed a Petition to Intervene and Request for Agency Action challenging the Corrective Action Plan approved by the State of Utah Department of Environmental Quality (“UDEQ”) relating to nitrate contamination in the shallow aquifer at the White Mesa Mill site. This challenge is currently being evaluated, and may involve the appointment of an administrative law judge to hear the matter. The Company does not consider this action to have any merit. If the petition is successful, the likely outcome would be a requirement to modify or replace the existing Corrective Action Plan. At this time, the Company does not believe any such modification or replacement would materially affect the Company’s financial position, results of operations or cash flows. However, the scope and costs of remediation under a revised or replacement Corrective Action Plan have not yet been determined and could be significant.

In April 2014, the Grand Canyon Trust filed a citizen suit in federal district court for alleged violations of the Clean Air Act at the White Mesa Mill. In October 2014, the plaintiffs were granted leave by the court to add further purported violations to their April 2014 suit. The Complaint, as amended, alleges that radon from one of the Mill’s tailings impoundments exceeded the standard; that the mill is in violation of a requirement that only two tailings impoundments may be in operation at any one time; and that certain other violations related to the manner of measuring and reporting radon results from one of the tailings impoundments occurred in 2013. The Complaint asks the court to impose injunctive relief, civil penalties of up to $37,500 per day per violation, costs of litigation including attorneys’ fees, and other relief. The Company believes the issues raised in the Complaint are being addressed through the proper regulatory channels and that the Company is currently in compliance with all applicable regulatory requirements relating to those matters. The Company intends to defend against all issues raised in the Complaint. In March, 2013, the Center for Biological Diversity, the Grand Canyon Trust, the Sierra Club and the Havasupai Tribe (the “Plaintiffs”) filed a complaint in the U.S. District Court for the District of Arizona (the “District Court”) against the Forest Supervisor for the Kaibab National Forest and the U.S. Forest Service (the “USFS” and together with the Forest Supervisor the “Defendants”) seeking an order (a) declaring that the USFS failed to comply with environmental, mining, public land, and historic preservation laws in relation to the Company’s Canyon mine, (b) setting aside any approvals regarding exploration and mining operations at the Canyon mine, and (c) directing operations to cease at the mine and enjoining the USFS from allowing any further exploration or mining-related activities at the Canyon mine until the USFS fully complies with all applicable laws. In April 2013, the Plaintiffs filed a Motion for Preliminary Injunction, which was denied by the District Court in September, 2013. In October 2013, the Plaintiffs appealed the District Court’s Order to the 9th Circuit Court of Appeals, and filed two Emergency Motions for an Injunction Pending Appeal. In November 2013, the Company entered into a stipulation agreement with the Plaintiffs, which was extended in November 2014, under which the Company agreed to keep shaft sinking operations on standby until the earlier of the date the District Court issues a final appealable order on the merits of the Plaintiffs’ claims, or April 15, 2015, and the Plaintiffs agreed to stay their appeal and Emergency Motions. On April 7, 2015, the District Court issued its final ruling in favor of the Defendants and the Company and against the Plaintiffs on all counts. Thereafter, Plaintiffs dismissed their pending appeal regarding the District Court’s Preliminary Injunction decision and their Emergency Motions. The Plaintiffs have appealed the District Court’s ruling on the merits to the Ninth Circuit Court of Appeals, and have filed motions for an injunction pending appeal with the District Court. The Defendants and the Company each are required to file a consolidated response to those motions by May 11, 2015. If the Plaintiffs are successful on their motion for injunction pending appeal or on the merits, the Company may be required to maintain the mine on standby pending resolution of the matter. Such a required prolonged stoppage of mine development and mining activities could have a significant impact on future operations of the Company.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

At May 11, 2015, there were 19,677,552 common shares issued and outstanding, 849,069 warrants issued and outstanding to purchase a total of 849,069 common shares, and 975,862 stock options outstanding to purchase a total of 975,862 common shares and 153,850 restricted share units for a total of 21,774,653 common shares on a fully-diluted basis. In addition, at March 31, 2015, there were 22,000 Debentures outstanding, convertible into a total of 1,466,667 common shares.

CONTROLS AND PROCEDURES

In compliance with the requirements of National Instrument 52-109, our Certifying Officers have reviewed and certified the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2015 and March 31, 2014, together with other financial information included in our securities filings. Our Certifying Officers have also certified that disclosure controls and procedures (“DC&P”) have been designed to provide reasonable assurance that material information relating to our company is made known within our company. Further, our Certifying Officers have certified that internal controls over financial reporting (“ICFR”) have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements. Based on the evaluation of the design and operating effectiveness of our company's DC&P and ICFR, our Certifying Officers concluded that our company's DC&P and ICFR were effective as at March 31, 2015.

During the three months ended March 31, 2015, there were no changes in the Company’s internal control over financial reporting that materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE POLICIES

The disclosure required pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices has been made by the Company in its Management Information Circular for its Annual General Meeting to be held in 2015, which has been made available to shareholders and filed on SEDAR and EDGAR for internet access for public viewing.

Critical accounting estimates and judgments

The preparation of these consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments that affect the amounts reported. It also requires management to exercise judgment in applying the Company’s accounting policies. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgments made that affect these financial statements, actual results may be materially different.

Significant estimates made by management include:

a.	Reserves and resources

Proven and probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable reserves and measured, indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

b.	Depreciation, depletion and amortization of property, plant and equipment

Property, plant and equipment comprise a large component of the Company’s assets and, as such, the depreciation and amortization of those assets have a significant effect on the Company’s financial statements. Depreciation and amortization of property, plant and equipment used in production is calculated on a straight line basis or a unit-of-production basis as appropriate.

Plant and equipment assets depreciated using a straight-line basis results in the allocation of production costs evenly over the assets useful life defined as a period of time. Plant and equipment assets depreciated on a units-of-production basis results in the allocation of production costs based on current period production in proportion to total anticipated production from the facility.

Mineral property assets are amortized using a unit-of-production basis that allocates the cost of the asset to production cost based on the current period’s mined ore as a proportion of the total estimated resources in the related ore body. The process of making these estimates requires significant judgment in evaluating and assessing available geological, geophysical, engineering and economic data, projected rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are, by their very nature, subject to interpretation and uncertainty.

Changes in these estimates may materially impact the carrying value of the Company’s property, plant and equipment and the recorded amount of amortization, depletion and depreciation.

c.	Valuation of long-lived assets

The Company undertakes a review of the carrying values of property, plant and equipment and intangibles whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, the management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, forecast commodity prices, future operating and capital costs and reclamation costs to the end of the mine or mill’s life. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of plant, property and equipment and intangibles.

d.	Business combinations

Management uses judgment in applying the acquisition method of accounting for business combinations and in determining fair values of the identifiable assets and liabilities acquired. The value placed on the acquired assets and liabilities, including identifiable intangible assets, will have an effect on the amount of goodwill or bargain purchase gain that the Company may record on an acquisition. Changes in economic conditions, commodity prices and other factors between the date that an acquisition is announced and when it finally is consummated can have a material difference on the allocation used to record a preliminary purchase price allocation versus the final purchase price allocation which can take up to one year after acquisition to complete.

e.	Decommissioning liabilities

Decommissioning liabilities are recorded as a liability when the asset is initially constructed. The Company has accrued its best estimate of its share of the cost to decommission its mining and milling properties in accordance with existing laws, contracts and other policies. The estimate of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

f.	Determination of significant influence

Management determines its ability to exercise significant influence over an investment in shares of other companies by looking at its percentage interest and other qualitative factors including but not limited to its voting rights, representation on the board of directors, participation in policy-making processes material transactions between the Company and the associate, interchange of managerial personnel, provision of essential technical information and operating involvement.

g.	Determination whether an acquisition represents a business combination or asset purchase

Management determines whether an acquisition represent a business combination or asset purchase by considering the stage of exploration and development of an acquired operation. Consideration is given to whether the acquired properties include mineral reserves or mineral resources, in addition to the permitting required and results of economic assessments.

Future Accounting Changes

The IASB issued the following new and revised standards and amendments, which are not yet effective which may have future applicability to the Company:

IFRS 15 Revenue from Contracts with Customers

On May 28, 2014 the IASB issued IFRS 15 Revenue from Contracts with Customers. The new standard is effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 9 Financial Instruments

On July 24, 2014 the IASB issued the complete IFRS 9 (IFRS 9 (2014)). IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The Company intends to adopt IFRS 9 (2014) in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

Amendments to IFRS 11

On May 6, 2014 the IASB issued Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11). The amendments require business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business. The amendments apply prospectively for annual periods beginning on or after January 1, 2016. The Company intends to adopt the amendments to IFRS 11 in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

Amendments to IAS 16 and IAS 38

On May 12, 2014 the IASB issued amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets. The amendments made to IAS 16 explicitly state that revenue-based methods of depreciation cannot be used for property, plant and equipment. This is because such methods reflect factors other than the consumption of economic benefits embodied in the asset. The amendments in IAS 38 introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. This presumption could be overcome only when revenue and consumption of the economic benefits of the intangible asset are highly correlated or when the intangible asset is expressed as a measure of revenue. The Company intends to adopt the amendments to IAS 16 and IAS 38 in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

Amendments to IFRS 10 and IAS 28

On September 11, 2014 the IASB issued Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28). The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture (JV). Specifically, under the existing consolidation standard the parent recognises the full gain on the loss of control, whereas under the existing guidance on associates and JVs the parent recognises the gain only to the extent of unrelated investors’ interests in the associate or JV. The main consequence of the amendments is that a full gain/loss is recognised when the assets transferred meet the definition of a ‘business’ under IFRS 3 Business Combinations. A partial gain/loss is recognised when the assets transferred do not meet the definition of a business, even if these assets are housed in a subsidiary. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

Amendments to IAS 1

On December 18, 2014 the IASB issued amendments to IAS 1 Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports (the “Disclosure Initiative”). These amendments will not require any significant change to current practice, but should facilitate improved financial statement disclosures. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

ADDITIONAL IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included the additional IFRS measure “Gross Profit” in the financial statements. Management noted that “Gross Profit” provides useful information to investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, sustaining capital expenditures, corporate and exploration and evaluation expenses, finance income and costs, and taxation.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a)	Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes the significance of the inputs used in making fair value measurements. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.

The fair value of financial assets and financial liabilities in Level 2 include valuations using inputs based on observable market data, either directly or indirectly, other than quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The Company has no financial instruments measured at fair value categorized in Level 2 or 3 (valuation technique using non-observable market inputs) as at March 31, 2015.

(b)	Fair values:

As at March 31, 2015, the fair values of cash and cash equivalents, restricted cash, short-term deposits, receivables, accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.

Financial assets and financial liabilities measured at fair value on a recurring basis include:

	Level 1	Level 2	Level 3	Total
Marketable securities	200	-	-	200
Convertible debentures	(14,066)	-	-	(14,066)
	$(13,866)	$-	$-	$(13,866)

(c)	Credit risk:

Credit risk relates to cash and cash equivalents and trade and other receivables and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty’s credit rating. The Company’s sales are attributable mainly to three multinational utilities. As at March 31, 2015, the Company’s maximum exposure to credit risk was the carrying value of cash and cash equivalents, trade receivables and taxes recoverable.

(d)	Liquidity risk:

Liquidity risk is the risk the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company has $35..20 million of working capital as at March 31, 2015 (December 31, 2014 - $38.60 million). Accounts payable and accrued liabilities, current portion of notes payable and current taxes payable are due within the current operating year. The Company’s financial liabilities and other commitments are listed in Notes 13 and 20.

The following are the contractual maturities of financial liabilities (undiscounted) outstanding as at March 31, 2015:

	< 1 year	1 to 2 years	2 to 5 years	Thereafter	Total
Accounts payable and accrued liabilities	$3,164	$-	$-	$-	$3,164
Loans and borrowings	$1,709	$1,655	$14,430	$-	17,794
	$4,873	$1,655	$14,430	$-	$20,958

(e)	Foreign Currency Risk:

The foreign exchange risk relates to the risk that the value of financial commitments, recognized assets or liabilities will fluctuate due to changes in foreign currency rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

The following table summarizes, in United States dollar equivalents, the Company’s major foreign currency (Cdn$) exposures as of March 31, 2015:

Cash and cash equivalents	$736
Accounts payable and accrued liabilities	(885)
Loans and borrowings	(14,066)
Total	$(14,215)

The table below summarizes a sensitivity analysis for significant unsettled currency risk exposure with respect to the Company’s financial instruments as at March 31, 2015 with all other variables held constant. It shows how net income would have been affected by changes in the relevant risk variable that were reasonably possible at that date.

	Change for	Increase (decrease) in other
	Sensitivity Analysis	comprehensive income
Strengthening net earnings	+1% change in U.S. dollar	($180)
Weakening net earnings	-1% change in U.S. dollar	$180

f)	Interest rate risk:

The Company is also exposed to an interest rate risk associated with the convertible debentures which is based on the spot market price of U3O8. The Company does not use derivatives to manage interest rate risk. The following chart displays the interest rate at various U3O8 price levels.

UxC U3O8 Weekly Indicator Price	Annual Interest Rate
Up to $54.99	8.50%
$55.00 – $59.99	9.00%
$60.00 – $64.99	9.50%
$65.00 – $69.99	10.00%
$70.00 – $74.99	10.50%
$75.00 – $79.99	11.00%
$80.00 – $84.99	11.50%
$85.00 – $89.99	12.00%
$90.00 – $94.99	12.50%
$95.00 – $99.99	13.00%
$100 and above	13.50%

(g)	Capital management:

The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to develop its mining properties into production and to maintain investor, creditor and market confidence to sustain the future development of the business. The Company considers its capital structure to include share capital and working capital.

	March 31,	December 31,
	2015	2014
	$	$
Working Capital	35,195	38,604
Shareholders' equity	95,863	96,858

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may, from time to time, issue new shares, issue new debt (secured, unsecured, convertible and/or other types of debt instruments), acquire or dispose of assets or adjust its capital spending to manage its ability to continue as a going concern.

As of March 31, 2015, the Company is not subject to any externally imposed capital requirements.

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Energy Fuels’ properties in this MD&A was prepared under the supervision of Stephen P. Antony, P.E. President and Chief Executive Officer of Energy Fuels, who is a Qualified Person in accordance with the requirements of National Instrument 43-101.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward looking information and forward looking statements within the meaning of applicable Canadian and United States securities laws. Those statements appear in a number of places in this MD&A and include, but are not limited to, statements and information regarding the Company’s current intent, belief or expectations primarily with respect to: the Company’s business objectives and plans; exploration and development plans and expenditures; estimation of mineral resources and reserves; mineral grades; Energy Fuels’ expectations regarding additions to its mineral reserves and resources through acquisitions and development; success of the Company's permitting efforts, including receipt of regulatory approvals, permits and licenses and treatment under governmental regulatory regimes and the expected timeframes for receipt of such approvals, permits, licenses and treatments; possible impacts of regulatory actions; capital expenditures; expansion plans; success of the Company's mining and/or milling operations; availability of equipment and supplies; availability of alternate feed materials for processing; the Company’s processing technologies; future production costs, including costs of labor, energy, materials and supplies; future effective tax rates; future benefits costs; future royalties payable; the outcome and possible impacts of disputes and legal proceedings in which the Company is involved; the timing and amount of estimated future production, including Energy Fuels’ expectations regarding expected price levels required to support production and the Company’s ability to increase production as market conditions warrant; sales volumes and future uranium and vanadium prices and treatment charges; the Company’s expectations with regard to obtaining term sales contracts; future trends in the Company’s industry; global economic growth and industrial demand; global growth in and/or attitudes towards nuclear energy; changes in global uranium and vanadium and concentrate inventories; expected market fundamentals, including the supply and demand for uranium and vanadium; the Company’s and industry’s expectations relating to future prices of uranium and vanadium; currency exchange rates; environmental risks; reclamation costs, including unanticipated reclamation expenses; collateral requirements for surety bonds; title disputes or claims; the adequacy of insurance coverage; and legal proceedings and the potential outcomes therefrom.

In certain cases, forward looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “is likely”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “continue”, or “believes”, and similar expressions, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Energy Fuels believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct, and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. Readers are cautioned that it would be unreasonable to rely on any such forward looking statements and information as creating any legal rights, and that the statements and information are not guarantees and may involve known and unknown risks and uncertainties, and that actual results are likely to differ (and may differ materially) and objectives and strategies may differ or change from those expressed or implied in the forward looking statements or information as a result of various factors. Such risks and uncertainties include risks generally encountered in the development and operation of mineral properties and processing facilities such as: risks associated with mineral and resource estimates, including the risk of errors in assumptions or methodologies; risks associated with estimating production, forecasting future price levels necessary to support production, and the Company’s ability to increase production in response to any increases in commodity prices; uncertainties and liabilities inherent in mining operations; geological, technical and processing problems, including unanticipated metallurgical difficulties, ground control problems, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; risks associated with the availability and/or fluctuations in the costs of raw materials and consumables used in the Company's production processes; risks associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation and delays in obtaining permits and licenses that could impact expected production levels or increases in expected production levels; actions taken by regulatory authorities with respect to mining and processing activities; risks associated with the Company’s dependence on third parties in the provision of transportation and other critical services; title risks; risks associated with the ability of the Company to extend or renew mineral leases on favorable terms or at all; risks associated with the ability of the company to negotiate access rights on certain properties on favorable terms or at all; the adequacy of insurance coverage; uncertainty as to reclamation and decommissioning liabilities; the ability of the Company’s bonding companies to require increases in the collateral required to secure reclamation obligations; the potential for, and outcome of, litigation and other legal proceedings, including potential injunctions pending the outcome of such litigation and proceedings; the ability of Energy Fuels to meet its obligations to its creditors; risks associated with the Company’s relationships with its business and joint venture partners; failure to obtain industry partner, government and other third party consents and approvals, when required; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; failure to complete proposed acquisitions and incorrect assessments of the value of acquisitions; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks inherent in the Company’s and industry’s forecasts or predictions of future uranium and vanadium price levels; fluctuations in the market prices of uranium and vanadium, which are cyclical and subject to substantial price fluctuations; failure to obtain suitable term contracts for the sale of uranium; the risks associated with asset impairment as a result of decreases in uranium prices; risks associated with lack of access to markets and the ability to access capital; the market price of Energy Fuels’ securities; public resistance to nuclear energy or uranium mining; uranium industry competition and international trade restrictions; and risks relating to the timing and ability to consummate the Company’s pending acquisition of Uranerz Energy Corporation.

The Company cautions that the foregoing list of assumptions, risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect operations or financial results are included under the heading “Risk Factors” in the Company’s Annual Information Form dated March 18, 2015 available at http://www.sedar.com, and in its Annual Report on Form 40-F available at http://www.sec.gov/edgar.shtml. The forward-looking statements and forward-looking information contained in this MD&A and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company does not undertake any obligation to publicly update or revise any forward looking statements to reflect actual results, changes in assumptions or changes in other factors affecting any forward looking statements or information except as expressly required by applicable securities laws. If the Company does update one or more forward looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward looking statements.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This MD&A may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that, while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.